FOR IMMEDIATE RELEASE

Press & Investor Contact:
Tiffany Fox
925/847-6314
tiffanyf@eloan.com

E-LOAN, Inc. Reports Second Quarter Results for 2005

Q2 2005 Total Revenue of $40 Million and EPS of $0.01 Per Share;
Q2 2005 Total Revenue Up 19% and Home Equity Revenue Up 45% from Q2 2004;
Total Q2 2005 Diversified Revenue of $29 Million up 24% from Q2 2004;

Pleasanton, Calif. – August 9, 2005 – **E-LOAN, Inc.** (Nasdaq: EELN), an online consumer direct lender, today reported results for the second quarter ended June 30, 2005.

Overview of Results

- Net income for the second quarter of 2005 was $400 Thousand or $0.01 per share on 68 million diluted shares.

- Total revenue of $40 million, up 19% from Q2 2004.

- Diversified revenue - comprising total revenue, excluding prime refinance mortgage – was $29 million, up 24% from Q2 2004, which accounted for 73% of E-LOAN's total revenue in Q2 2005.

- Home Equity revenue was $14 million, up 45% from Q2 2004. Home equity sold loan volume and revenue per loan increased 5% and 48%, respectively, in the quarter compared to Q2 2004.

- Diversified mortgage revenue – comprising purchase and non-prime mortgage – was $10.5 million, up 9% from the second quarter of 2004. Diversified mortgage revenue per loan decreased 1% in the quarter compared to Q2 2004, while the sold loan volume increased by 8% compared to Q2 2004.

- Refinance mortgage revenue was $10.7 million, up 9% from Q2 2004. Refinance mortgage sold loan volume decreased 11% in the quarter compared to Q2 2004, offset by a 22% increase in revenue per loan compared to Q2 2004.

- Direct margin – defined as revenue minus variable and fixed operations expense – was $20.6 million, up 20% from Q2 2004.

- Marketing expense totaled $14.6 million, up 16% from Q2 2004.

- Cash balance of $63 million.

Merger Agreement

On August 3, 2005, Popular, Inc. (Nasdaq: BPOP), the leading financial institution in Puerto Rico, and E-LOAN, Inc. announced the signing of a definitive merger agreement under which Popular, Inc. will acquire 100 percent of the issued and outstanding shares of common stock and common stock equivalents of E-LOAN, Inc. for $4.25 per share in cash, or approximately $300 million. The transaction, which was unanimously approved by the boards of directors of both companies, is subject to E-LOAN, Inc. shareholder approval and is expected to close in the fourth quarter of 2005.

Operating and Financial Tables

Revenues

E-LOAN's revenues are primarily from the gain on sale of first mortgage, home equity and auto loans that we originate, fund and then sell. We also earn interest income on mortgage and home equity loans from the time of funding through the time of sale.

Components of Revenue	Q2 2005		Q1 2005		Q2 2004	
($ in thousands)		% of		% of		% of
	$ Total	Revenue	$ Total	Revenue	$ Total	Revenue
Refi Mortgage	$9,244	23%	$9,896	26%	$8,430	25%
Interest Income on Refi Mortgage	1,461	4%	1,546	4%	1,392	4%
Diversified Mortgage [1]	8,865	22%	6,890	18%	8,659	26%
Interest Income on Diversified Mortgage	1,663	4%	1,190	3%	1,036	3%
Home Equity	11,825	30%	10,247	27%	8,738	26%
Interest Income on Home Equity	2,255	6%	1,389	4%	944	3%
Auto [2]	2,474	6%	5,494	14%	2,921	9%
Closing Services [3]	1,804	5%	1,438	4%	985	3%
Other [4]	285	1%	294	1%	295	1%
Total Revenue	$39,876	100 %	$38,385	100 %	$33,399	100 %
Total Diversified Revenue [5]	*$29,171*	*73%*	*$26,943*	*70%*	*$23,577*	*71%*

(1) Diversified Mortgage comprises purchase and non-prime mortgage loans.

(2) Auto Revenues include interest income from the retained interest asset.

(3) Closing Services Revenues are from Escrow Closing Services, Inc., a wholly-owned subsidiary, which provides mortgage closing and appraisal services.

(4) Other Revenue comes from credit monitoring services and credit card, personal loan and student loan referrals.

(5) Diversified Revenue is comprised of total revenues excluding prime refinance mortgage and its related interest income.

Loan Volume

The following table provides a comparison of unit and volume statistics:

	Q2 2005		Q1 2005		Q2 2004	
	$ Millions	Loans	$ Millions	Loans	$ Millions	Loans
Sold Loans						
Refinance Mortgage	$443	1,879	$475	2,031	$496	2,105
Diversified Mortgage	437	2,238	335	1,711	403	2,049
Home Equity	348	6,550	336	6,274	332	6,674
Auto	112	7,472	129	8,145	162	9,606
Total Sold Loans	$1,340	18,139	$1,274	18,161	$1,393	20,434
Closed Loans						
Refinance Mortgage	$445	1,897	$476	2,034	$460	1,951
Diversified Mortgage	438	2,239	341	1,745	387	1,967
Home Equity	346	6,532	337	6,286	328	6,590
Auto	117	7,852	128	8,145	161	9,568
Total Closed Loans	$1,346	18,520	$1,282	18,210	$1,336	20,076

Direct Margin

Direct margin is defined as revenue minus variable and fixed operations expense. The following table provides detail of direct margin classified by revenue-related categories, both in dollars and expressed as a percentage of its related revenue.

Direct Margins	Q2 2005		Q1 2005		Q2 2004	
($ in thousands)		% of		% of		% of
	$ Total	Revenue	$ Total	Revenue	$ Total	Revenue
Mortgage	$10,432	58%	$9,860	59%	$10,212	60%
Mortgage Interest Margin	1,109	35%	925	34%	1,424	59%
Home Equity	6,978	59%	5,274	51%	3,491	40%

Home Equity Interest Margin	1,064	47%	604	43%	509	54%
Auto	449	18%	3,494	64%	1,085	37%
Closing Services	323	18%	339	24%	119	12%
Other	285	100%	294	100%	295	100%
Total	$20,640		$20,790		$17,135	

Conversion Statistics

We release conversion rates on a one-quarter lagged basis because of the lag time that exists between the time an application is submitted and the time the associated loan actually funds. Our conversion rates are based on a static pool analysis calculated by dividing the number of qualified applications received in the quarter by the number of funded loans that resulted from those applications.

Conversion %	Q2 2004	Q3 2004	Q4 2004	Q1 2005
Mortgage				
Pre-Approval	7%	7%	7%	5%
Purchase	13%	14%	15%	12%
Refinance	19%	21%	21%	20%
Total Mortgage	13%	14%	15%	13%
Home Equity	35%	33%	32%	33%
Auto	27%	27%	23%	20%

Conference Call and Webcast

Mark Lefanowicz, Chief Executive Officer and President, will host a conference call to discuss the company's second quarter 2005 financial results today, August 9 at 7:30 a.m. (PST). Please dial (630) 395-0018 at 7:25 a.m. (PST) and reference pass code "E-LOAN." A replay of the call will be available after 9:00 a.m. (PST) on August 9, 2005 until 11:59 p.m. (PST), August 16, 2005. The replay may be accessed by dialing (203) 369-1279. A live webcast and replay of the conference call will be available via the investor relations section of the company's website at www.eloan.com.

This news release contains forward-looking statements based on current expectations that involve risks and uncertainties. E-LOAN's actual results may differ from the results described in the forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, general

conditions in the mortgage and auto industries, interest rate fluctuations, and the impact of competitive

products. These and other risk factors are detailed in E-LOAN's periodic filings with the Securities and

Exchange Commission.

About E-LOAN

E-LOAN® is an online consumer direct lender dedicated to providing borrowers with a Radically Simple[SM] way to obtain mortgage, auto and home equity loans. Since its launch in 1997, E-LOAN has drawn upon its pro consumer values to improve the lending experience in revolutionary ways. By eliminating the traditional incentive structure to charge consumers higher rates, giving consumers free access to credit scores and getting rid of lender fees, E-LOAN is providing a uniquely open, fair and honest loan process. Protecting consumers' financial privacy is also a paramount concern, prompting E-LOAN to implement industry leading privacy practices and advocate strong consumer financial privacy protection laws. Consumers have recognized E-LOAN's trustworthiness and respect for customers. An independent study conducted by TRUSTe and The Ponemon Institute ranked E-LOAN as one of the top 20 most trusted companies for privacy in America. E-LOAN was the highest ranked online financial services company to make the top 20. In another independent study by The Customer Respect Group, E-LOAN received the overall highest rating in the Online Customer Respect Study of North America's largest financial services firms.

From inception through June 2005, E-LOAN has originated and sold over $26.7 billion in consumer loans. E-LOAN is publicly traded on the Nasdaq National Market under the symbol EELN. To find out more about E-LOAN and its products and services, logon to www.eloan.com or call 1-888-E-LOAN-22.

(Statement of Operations and Balance Sheet to follow)
# # #

E-LOAN, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Three Months Ended		Six Months Ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Revenues	$ 39,876	$ 33,399	$ 78,261	$ 64,030
Operating Expenses				
Operations	19,237	16,264	36,832	31,206
Sales & marketing	14,558	12,506	27,967	23,638
Technology	2,320	2,091	4,795	4,257
General & administration	3,361	2,358	6,027	5,874
Total operating expenses	39,476	33,219	75,621	64,975
Income (loss) from operations	400	180	2,640	(945)
Other income, net	22	10	34	25
Income (loss) before taxes	422	190	2,674	(920)
Income taxes	(13)	-	(46)	-
Net income/(loss)	$ 409	$ 190	$ 2,628	$ (920)
Net income/(loss) per share:				
Basic	$ 0.01	$ 0.00	$ 0.04	$ (0.01)
Diluted	$ 0.01	$ 0.00	$ 0.04	$ (0.01)
Weighted average shares				
Basic	65,407	62,915	65,250	62,620
Diluted	68,017	65,784	68,158	62,620

E-LOAN, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	June 30, 2005	December 31, 2004
ASSETS		
Cash and cash equivalents ($2,350 restricted cash)	$62,517	$55,066
Loans held-for-sale	33,236	17,505
Accounts receivable, prepaids and other current assets	26,346	19,014
Fixed assets, net	15,121	15,860
Retained interests in auto loans - trading	634	13,954
Total assets	$137,854	$121,399
LIABILITIES AND STOCKHOLDERS' EQUITY		
Warehouse and other lines payable	$25,057	$14,735
Accounts payable, accrued expenses and other liabilities	22,615	20,476
Total liabilities	47,672	35,211
Stockholders' equity:		
Common stock	66	64
Additional paid-in-capital	270,258	268,894
Accumulated deficit	(180,142)	(182,770)
Total stockholders' equity	90,182	86,188
Total liabilities and stockholders' equity	$137,854	$121,399